March 30, 2005

Christine Davis

United States

Securities and Exchange Commission

Mail stop 4-6

Washington, DC. 20549

Dear Christine:

Thank you for the letter pertaining to our recent Form 8-K filing regarding the engagement of the independent accounting firm Tanner LC. We have inquired directly with the firm Tanner LC, regarding their registration with the PCAOB and based on their response, there seems to be a discrepancy due to a change in the name and organization of the firm. Further, based on their response, their prior name was TANNER+Co; however, the PCAOB has not updated their files indicating that they are a registered firm. As you will read in the attached email response from the firm, they indicated that they would contact the PCAOB. Perhaps the matter is cleared up by now, please advice if we should do anything further.

Christine, please note that we have moved recently, my new contact information is as follows:

Dauphin Technology, Inc.

1014 E. Algonquin Rd.

Suite 111

Schaumburg, IL 60173

Telephone: (847) 303-6566

Fax: (847) 954-2647

Thank you very much for your assistance and cooperation.

Sincerely,

Andrew Kandalepas

CEO/Chairman

Dauphin Technology, Inc.

Yahoo! Mail – dntkandy@yahoo.com

Date:Thu, 17 Mar 2005 13:27:41 -0700

From: “Rick Jenson” View Contact Details

To: dntkandy@yahoo.com

Andy

I have received your fax from the SEC. I have again notified the PCAOB about the change in the name and organization of our firm. There should be no problem and I apologize that there is an issue. We are registered and when the PCAOB updates their files you can notify the SEC. If you want to let the SEC know what is going on they will understand or I can contact them.

I received your FedEx packages yesterday and I will start the process of going through them and get back to you with further needs.

Hope you are feeling better.

Thanks

Rick